SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Report of Independent Public Accountants on Special Review

(Translation of the report originally issued in Portuguese. See Note 29 to the quarterly financial statements.)

To the Administration Council and Shareholders of
Companhia Siderurgica Nacional:

1.   We  have  made a  special  review  of the  quarterly  report  of  COMPANHIA
     SIDERURGICA  NACIONAL  (a  Brazilian   corporation),   which  includes  the
     individual  and  consolidated  balance sheets as of September 30, 2002, the related statements of income,  performance report and relevant  information for the quarter and six-month then ended,  in accordance with the Brazilian
     Corporate  Law,  all prepared  under the  responsibility  of the  Company's management.

2.   Except for the effects of the matter mentioned in paragraph (3), our review was conducted in  accordance  with specific  standards  established  by the
     Brazilian  Institute of Independent Public Accountants - IBRACON,  together with the Federal  Accounting  Council  (CFC),  and  comprised  mainly:  (a)
     inquiries and discussions with the Company's management responsible for the accounting,  financial  and operating  areas as to the  principal  criteria adopted in the preparation of the quarterly information;  and (b) review of information and subsequent events that had or may have significant  effects on the financial position and operations of the Company.

3.   The  financial  statements  as of  September  30, 2002,  of  affiliate  MRS
     Logistica SA, in which the Company maintains investments representing 0.05%
     of the Parent Company's total assets and whose net equity represents, 2.03%
     of the loss for the  nine-month  period  then ended that date have not been reviewed by us or other independent public accountants.

4.   As described in Note 13 to the quarterly financial statements,  the Company and its affiliate MRS Logistica  S.A.  elected to defer net losses  arising from  exchange  rate  changes in the first  quarter of 1999 and in the year
     2001,  in  conformity   with   Provisional   Measure  no.  3/2001  and  CVM
     Deliberations   nos.  404/2001  and  409/2001   (Provisional   Measure  no.
     1.818/1999) and CVM Deliberation  no. 294/1999,  for deferment in the first quarter of 1999).  The  subsidiary  GalvaSud S.A.  elected to defer the net losses  arising  from  exchange  rate  changes in the year 2001.  Generally accepted  accounting  practices in Brazil require the recognition in income of the effects of  exchange  rate  changes  during the period in which they occurred.  As a result,  as of  September  30,  2002,  the  assets  and the shareholders'  equity are overstated by  approximately  R$210,831  thousand
     (R$253,548  thousand as of June 30, 2002), and the loss for the quarter and
     the  nine-month   period  ended   September  30,  2002,  is  overstated  by
     approximately  R$42,718  thousand and R$ 380,732,  respectively (net income for the  quarter  and the nine month  period  ended  September  30, 2001 is overstated by approximately R$ 821,563 and R$ 772,126 thousand), net of the related tax effects.

5.   Based on our special review, except for the effects of the matter mentioned in paragraph (4), and for the effect,  if any, of the lack of review of the financial  statements of affiliates,  subsidiaries  and joint  subsidiaries mentioned  in paragraph  (3) we are not aware of any material  modification that should be made to the  quarterly  report  referred to in paragraph (1)
     above for it to be in accordance with accounting  practices  established by the  Corporate  Law in  Brazil.  Additionally,  this  quarterly  report was
     prepared  in  accordance   with  standards  laid  down  by  CVM  (Brazilian
     Securities  Commission),  specifically  applicable  to the  preparation  of quarterly information.

6.   As described in Note 21, the quarterly financial statements as of September
     30, 2002, the affiliate CSN Energia SA has recorded,  under current assets, accounts receivable in the amount of R$ 484,185 thousand, related to energy sales transactions carried out in the Wholesale Energy Market - "MAE". This amount is subject to  alteration  depending  on the  outcome of the current judicial  processes,  filed by agents of the electric  energy market,  with respect  of  the  interpretation  of  market  regulations  in  effect.  The financial  settlement  ofsuch amounts is scheduled to start on November 22,
     2002. There exists,  however,  a risk in relation to the financial capacity of companies in the sector to meet their commitments.

7.   The  individual  and  consolidated  balance  sheets  as of June  30,  2002, presented  for  comparative  purposes,  were  reviewed by us and the report dated July 30, 2002, which included  qualification with respect to the same matters  mentioned in paragraph  (4) above and the impacts,  if any, of the lack of review of the financial  statements of certain  affiliate and joint subsidiary,  in which the Company maintains investments  representing 0.06%
     of the Parent  Company's  total  assets  and whose net equity  respectively
     5.50% and 4.53% of the loss for the quarter and the nine-month  period then ended that date.  The  statement  of income of the Parent  Company  for the quarter and the  nine-month  period ended  September 30, 2001 presented for
     comparative   purposes,   were   reviewed  by  other   independent   public
     accountants. The report dated November 1, 2001, included qualification with respect  to the same  matters  mentioned  in  paragraph  (4)  above and the impacts,  if any,  of the lack of review  of the  financial  statements  of certain  affiliates,  subsidiaries and joint  subsidiaries as of that date, which  represented  0.9% of the total  assets of the Parent  Company  whose negative  net  equity  respectively  3.4% and 13.3% of the  results  of the corporate  investments for the quarter and nine-month  ended that date. The report also  indicated  that other  public  accountants  had  reviewed  the financial statements of affiliates, subsidiaries and joint subsidiaries, in which the Company  maintained  investments  representing  1.8% of its total assets and whose equity result  represented,  respectively 0.2% and 8.2% of the results of the  corporate  investments  for the quarter and  nine-month ended that date.

8.   Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole.
     The  supplementary  information  related to the  statement  of value added, mentioned  in Note 24,  statement  of  EBTIDA,  mentioned  in Note 25,  and statements  of  changes in  financial  positions  and cash flow  statements included in Attachment 16.01 to the quarterly  information are presented to enable  additional  analyses  and are  not  required  as part of the  basic quarterly  information.  These statements were reviewed by us in accordance with the review  procedures  mentioned in paragraph (3) above and, based on our special review, they are fairly presented, in all material respects, in relation to the quarterly information taken as a whole.

Rio de Janeiro, November 13 , 2002.

DELOITTE TOUCHE TOHMATSU                                Amauri Froment Fernandes
Auditores Independentes                                 Accountant
CRC n(0).2 SP 011609 S/RJ                               CRC n(0).1-RJ-39.012-1.

FEDERAL PUBLIC SERVICE **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **DATE - 09/30/2002**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2002	4 -06/30/2002
1	TOTAL ASSETS	18,241,259	15,904,330
1.01	CURRENT ASSETS	5,444,332	3,927,761
1.01.01	CASH AND BANKS	16,782	8,558
1.01.01.01	BANKS	16,766	8,514
1.01.01.02	OTHER	16	44
1.01.02	CREDITS	1,083,061	817,869
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	542,009	623,898
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	624,882	278,834
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(83,830)	(84,863)
1.01.03	INVENTORIES	558,721	529,049
1.01.03.01	FINISHED PRODUCTS	142,222	153,879
1.01.03.02	PRODUCTS IN PROCESS	71,192	80,476
1.01.03.03	RAW MATERIAL	146,695	142,730
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	152,336	128,991
1.01.03.05	IMPORTS IN TRANSIT	37,083	11,953
1.01.03.06	MATERIALS IN TRANSIT	9,193	11,020
1.01.04	OTHER	3,785,768	2,572,285
1.01.04.01	MARKETABLE SECURITIES	2,469,954	1,860,313
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	153,388	182,131
1.01.04.03	DEFERRED INCOME TAX	195,786	63,760
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	41,593	22,860
1.01.04.05	DIVIDENDS RECEIVABLE	241,870	241,870
1.01.04.06	OPTION HEDGE PREMIUM	563,866	88,879
1.01.04.06	OTHER	119,311	112,472
1.02	LONG-TERM ASSETS	1,727,528	1,459,537
1.02.01	CREDITS	53,779	53,376
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	53,779	53,376
1.02.02	CREDITS WITH RELATED PARTIES	36,408	30,441
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	36,408	30,441
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,637,341	1,375,720
1.02.03.01	DEFERRED INCOME TAX	529,472	387,284
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	170,105	82,178
1.02.03.03	JUDICIAL DEPOSITS	385,016	381,619
1.02.03.04	SECURITIES RECEIVABLE	138,204	121,153
1.02.03.05	RECOVERABLE PIS / PASEP	45,955	44,745
1.02.03.06	LEASES	34,729	35,368
1.02.03.07	INVESTMENT AVAILABLE FOR SALE	259,748	262,647
1.02.03.08	OTHER	74,112	60,726
1.03	PERMANENT ASSETS	11,069,399	10,517,032
1.03.01	INVESTMENTS	2,985,370	2,349,555

FEDERAL PUBLIC SERVICE **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **DATE - 09/30/2002**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAXPAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	TOTAL LIABILITIES	18,241,259	15,904,330
2.01	CURRENT LIABILITIES	4,159,479	4,151,883
2.01.01	LOANS AND FINANCING	2,334,072	2,961,714
2.01.02	DEBENTURES	30,857	48,957
2.01.03	SUPPLIERS	581,710	444,097
2.01.04	TAXES AND CONTRIBUTIONS	284,663	346,869
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	84,622	69,185
2.01.04.02	TAXES PAYABLE	129,186	129,038
2.01.04.03	DEFERRED INCOME TAX	52,099	109,299
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	18,756	39,347
2.01.04.05	RESCHEDULED TAX AND OBLIGATIONS PAYABLE	0	0
2.01.05	DIVIDENDS PAYABLE	367	397
2.01.05.01	INTEREST ON STOCKHOLDERS' EQUITY DELIBERATED	367	397
2.01.05.02	DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY PROPOSED	0	0
2.01.06	PROVISIONS	11,757	17,272
2.01.06.01	LABOR, CIVIL AND TAX	11,757	17,272
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	916,053	332,577
2.01.08.01	OPTION PREMIUM HEDGE	660,985	128,621
2.01.08.01	OTHER II	255,068	203,956
2.02	LONG-TERM LIABILITIES	9,573,786	7,042,842
2.02.01	LOANS AND FINANCING	5,743,265	3,816,807
2.02.02	DEBENTURES	681,574	649,412
2.02.03	PROVISIONS	1,547,582	1,470,413
2.02.03.01	LABOR, CIVIL, FISCAL AND ENVIRONMENTAL	153,028	153,522
2.02.03.02	FOR INCOME TAX IN JUDGE	125,271	125,271
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	93,110	93,110
2.02.03.04	DEFERRED INCOME TAX	864,833	832,205
2.02.03.05	DEFERRED SOCIAL CONTRIBUTION	311,340	266,305
2.02.04	DEBT WITH RELATED PARTIES	1,210,335	873,953
2.02.05	OTHER	391,030	232,257
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	60,038	4,630
2.02.05.02	OTHER	330,992	227,627
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS' EQUITY	4,507,994	4,709,605
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.01.01	COMMON STOCKS	1,680,947	1,680,947
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	2,204,397	2,260,311
2.05.03.01	OWN ASSETS	2,204,160	2,260,074
2.05.03.02	SUBSIDIARIES/AFFILIATES	237	237
2.05.04	REVENUE RESERVES	1,111,358	1,111,358

**FEDERAL PUBLIC SERVICE** CORPORATE LAW
**CVM - BRAZILIAN SECURITIES COMMISSION**
**QUARTERLY INFORMATION - ITR**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** **DATE - 09/30/2002**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - NAME OF COMPANY | 3 - TAX PAYER |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 07/01/2002 TO 09/30/2002 | 4 - 01/01/2002 TO 09/30/2002 | 5 - 07/01/2001 TO 09/30/2001 | 6 - 01/01/2001 TO 09/30/2001 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND SERVICES | 1,348,607 | 3,681,890 | 882,048 | 2,940,437 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | (175,043) | (567,927) | (165,805) | (542,174) |
| 3.03 | NET REVENUE FROM SALES AND SERVICES | 1,173,564 | 3,113,963 | 716,243 | 2,398,263 |
| 3.04 | COST OF GOODS AND SERVICES SOLD | (588,311) | (1,765,560) | (494,786) | (1,542,857) |
| 3.04.01 | DEPRECIATION, DEPLETION AND AMORTIZATION | (118,672) | (357,544) | (85,017) | (253,754) |
| 3.04.02 | OTHER | (469,639) | (1,408,016) | (409,769) | (1,289,103) |
| 3.05 | GROSS PROFIT | 585,253 | 1,348,403 | 221,457 | 855,406 |
| 3.06 | OPERATING INCOME (EXPENSES) | (1,164,661) | (2,658,328) | 812,743 | (296,695) |
| 3.06.01 | SELLING | (56,523) | (151,997) | (32,848) | (83,633) |
| 3.06.01.01 | DEPRECIATION AND AMORTIZATION | (1,130) | (3,317) | (772) | (2,364) |
| 3.06.01.02 | OTHER | (55,393) | (148,680) | (32,076) | (81,269) |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (77,225) | (212,811) | (48,409) | (162,622) |
| 3.06.02.01 | DEPRECIATION AND AMORTIZATION | (7,565) | (22,244) | (7,138) | (21,683) |
| 3.06.02.02 | OTHER | (69,660) | (190,567) | (41,271) | (140,939) |
| 3.06.03 | FINANCIAL | 895,046 | 1,043,912 | 103,691 | (13,653) |
| 3.06.03.01 | FINANCIAL INCOME | 1,219,158 | 1,750,823 | 357,825 | 589,952 |
| 3.06.03.01.01 | EXCHANGE VARIATION AMORTIZATION | (545) | (270,167) | 73,636 | 73,636 |
| 3.06.03.01.02 | OTHER | 1,219,703 | 2,020,990 | 284,189 | 516,316 |
| 3.06.03.02 | FINANCIAL EXPENSES | (324,112) | (706,911) | (254,134) | (603,605) |
| 3.06.04 | OTHER OPERATING INCOME | 23,541 | 28,869 | 9,179 | 20,687 |
| 3.06.05 | OTHER OPERATING EXPENSES | (2,524,641) | (4,245,933) | 426,197 | (529,335) |
| 3.06.05.01 | FOREIGN EXCHANGE AND MONETARY LOSS, NET | (2,422,567) | (3,841,390) | 845,409 | 1,408 |
| 3.06.05.02 | AMORTIZATION OF SPECIAL EXCHANGE VARIATION | (81,241) | (286,972) | (405,952) | (473,528) |
| 3.06.05.03 | OTHER | (20,833) | (117,571) | (13,260) | (57,215) |
| 3.06.06 | EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES | 575,141 | 879,632 | 354,933 | 471,861 |
| 3.07 | OPERATING INCOME (LOSS) | (579,408) | (1,309,925) | 1,034,200 | 558,711 |
| 3.08 | NON-OPERATING INCOME (LOSS) | (5,040) | (11,615) | (7,971) | (6,588) |

1.   OPERATING CONTEXT

Companhia  Siderurgica  Nacional  ("CSN") is engaged in the  production  of flat steel  products,  with its main industrial  complex being the Presidente  Vargas
Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally,  CSN is engaged in the mining of iron ore,  limestone and dolomite in the  neighbouring  State  of  Minas  Gerais  to  cater  for the  needs of the
Presidente  Vargas mill.  Aiming to improve these  activities,  the Company also maintains strategic  investments in railroad  transportation and electric energy companies, among others.

2.  PRESENTATION  OF  THE  FINANCIAL   STATEMENTS

According to the Quarterly  Information (ITR) form, the statements of changes in financial  position  and the cash flow  statements  of the  parent  company  and consolidated are presented under "Other  information that the Company  considers relevant".

3. SIGNIFICANT ACCOUNTING POLICIES

The  financial  statements  were  prepared  in  conformity  with the  accounting principles prescribed by Brazilian corporate law, as well as with the accounting standards and pronouncements  established by the Brazilian Securities Commission
("CVM") and Brazilian Accountants Institute - IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company chose to defer a portion of the net foreign exchange  variations incurred in the first quarter of 1999 and in 2001 as detailed in Note 13.

(b) Marketable securities

Securities  are recorded at cost plus yields  accrued  through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful  accounts has been set up in an amount which,  in the opinion of  Management,  suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average  production/purchase cost and net realization value or replacement cost,  respectively,  except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other  current  and  long-term  assets  are stated at their  realization  value, including, when applicable,  yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries,  jointly-owned  subsidiary companies and associated companies are recorded by the equity  accounting  method,  plus any  amortizable goodwill, if applicable.

The other permanent investments are recorded at the acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets,  based on an appraisal  conducted by an independent firm, as of March
31,  1999,  as permitted  by Ruling No. 288 issued by the  Brazilian  Securities
Commission  ("CVM")  on  December  3,  1998.  Depreciation  is  computed  by the straight-line  method  at the  rates  shown in Note 12  based  on the  remaining economic useful life of the assets after revaluation, according to the technical appraisal report. Iron mine depletion is calculated on the basis of the quantity of  iron  ore  extracted.  Interest  charges  related  to  capital  funding  for construction  in progress are  capitalized  for as long as the  projects  remain unconcluded.

Subsidiaries  record  property,  plant and equipment at cost, net of accumulated depreciation, with the exception of the subsidiary FEM - Projetos, Construcoes e
Montagens S.A., which has reappraised assets, the value of which does not exceed their replacement value.

h) Deferred charges

The  deferred  charges  are  basically   comprised  of  expenses   incurred  for
development  and  implantation of projects that should generate a payback to the
Company in the next few years. The amortization applied on a straight-line basis will follow the period  foreseen for the economic  return on the above projects.
The charges  also  include the net foreign  exchange  variations  related to the first  quarter of 1999 and the year 2001,  as provided by CVM  Deliberation  No.
294/99, 404/01 and 409/01, respectively.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable,  including accrued charges,  monetary and foreign exchange  variation  incurred through the balance sheet date.

(j) Provision for maintenance and major overhaul of blast furnaces

This account is recorded according to the  characteristics of the expenses.  The provision set up according to the estimated  expenses to be incurred to maintain certain installations in full working order and so as to achieve full production capacity (the provision is included in other current liabilities)

(k) Employees' Benefit

In accordance  with  Deliberation  No. 371,  issued by the Brazilian  Securities
Commission  ("CVM"),  of December 13, 2000,  the Company,  based on an actuarial study,  decided to yearly set up a provision  of 20% of this  charge,  from 2002 until 2006, related to post employment benefit, as disclosed in Note 25c.

(l) Income Tax and Social Contribution on Net Income

Income tax and social  contribution  on net income are  calculated  based on its effective  tax rates and  consider  the tax loss  absorption  limited to 30%, to compute the tax  liability.  Tax credits  are set up for  deferred  taxes on tax losses,  negative  basis of social  contribution  on net income and on temporary differences  as well as  income  tax and  social  contribution  on the  deferred exchange variation for 1999 and 2001 and other temporary differences.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended September 30, 2002 and
June 30, 2002 include the following subsidiaries and joint subsidiaries:

(1) On March 28, 2002, NEPAR's stockholders decided to sell the company , because the Pacem thermoelectric construction project became economically non viable. (2) Considering the indirect share in Sepetiba Tecon S.A., through CSN Panama, S.A., the total percentage share is 50%. The financial statements originally prepared in US dollars (CSN Panama, CSN Islands Corp., CSN Steel Corp, Energy I Corp., CSN Overseas, CSN Energy Corp and CSN Steel II S.A.) were converted to Brazilian reais by the exchange rate in force as of September 30, 2002 - R$3,8949 (June 30, 2002 - R$ 2,8444 and September 30, 2001 - R$ 2,6713) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, in the equity result account of the parent Company statement and in the monetary variation account of the consolidated statement. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company. All intercompany transactions have been eliminated in the presentation of the consolidated financial statements. Being consistent to the financial statements as of December 31, 2001, the Company is not considering the following investees due to the fact that they do not represent any relevant change to the consolidated economic unity.

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A. The reconciliation between shareholders' equity and net income for the year of the parent company and consolidated is as follows:
The changes in stockholders' equity are presented for the parent company only (Note 19).

5. TRANSACTION WITH RELATED PARTIES

CSN OVERSEAS	CSN CAYMAN*	CSN IRON*	CSN PANAMA	CSN ISLANDS	MRS LOGÍSTICA	GALVASUD	FEM	INAL	FIBRA	OTHERS**	TOTAL 09/30/2002	TOTAL 06/30/2002
ASSETS													
Accounts Receivable	531	999,394				233	12,312	4	43,722		1,775	1,057,971	552,494
Financial Application										263,218		263,218	
Debentures Sepetiba Tecon											18,325	18,325	18,203
Dividends Receivable CSN Energia											241,870	241,870	241,870
Mutual/Current account (1)				27,765		4,703	477	8,643	71		344	42,003	35,407
Advances to Suppliers						5,877						5,877	5,877
Advance for future capital increase											6,221	6,221	6,934
TOTAL	531	999,394	-	27,765	-	10,813	12,789	8,647	43,793	263,218	268,535	1,635,485	860,785
LIABILITIES													
Loans:													
Prepayment	703,116	390,260										1,093,376	196,524
Fixed Rate Notes (2)	238,478											238,478	178,799
Mutual												0	
Investees Loan	100,484											100,484	80,705
Intercompany bonds (3)			2,408,022									2,408,022	2,756,252
Exchange Options										53,290		53,290	
												0	
Other Liabilities:												0	
Investee Advances							4		5		39,956	39,965	27,105
Mutual/Current account (1)	1,210,335	36,439									1	1,246,775	899,390
Rendering of services								248				248	370
Associated Company Inventory											33,759	33,759	49,333
Accounts payable	98,031						965		609		376	99,981	72,127
TOTAL	2,350,444	426,699	2,408,022	-	-	-	969	248	614	53,290	74,092	5,314,378	4,260,605
												09/30/2002	09/30/2001
INCOME													
Revenue from sales and services		885,431					73,620		149,081		3,226	1,111,358	542,089
Interest and exchange variation	19,019	230,867	2,765	3,734	134			231	10	233,912		490,672	105,046
Other						11					132	143	192
TOTAL	19,019	1,116,298	2,765	3,734	134	11	73,620	231	149,091	233,912	3,358	1,602,173	647,326
EXPENSES													
Services						82,346	2,825	15,373	2,364		101,947	204,855	23,747
Interest and exchange variation	855,526	123,666	1,074,454		357,316			59		53,290		2,464,311	475,955
TOTAL	855,526	123,666	1,074,454	-	357,316	82,346	2,825	15,432	2,364	53,290	101,947	2,669,166	499,702

* CSN Cayman and CSN Iron - Indirect Participation through its subsidiaries Energy I Corp. and CSN Panama S.A **Others: CFN, FCA, CSC, CSN Foundation, CBS - CSN Employee's Pension Fund, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participacoes Energeticas S.A. These operations were entered under normal market terms for such operations. (1) Semester Libor + 3% p.y. - indeterminate term - CSN Oversesas IGPM + 6% p.y - indeterminate term - CSN Panama. (2) Contracts in US$ - Interest of 11% p.y. - maturity 1(a)tranche: 01/23/2004 and 2(a)tranche: 01/29/2004. (3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche: 06/01/2007 - CSN Iron 6. MARKETABLE SECURITIES

Company management has been investing their financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds with monetary or foreign exchange variation, issued in Brazil and Swap contracts and exchange options . 7. ACCOUNTS RECEIVABLE

8. INVENTORIES

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN profitability and on the consequent expectation of future profitability. These credits are expected to be completely offset in 5 years. In addition to the credits already recorded, the Company has filed a lawsuit related to "Plano Verao" (a government economic adjustment) claiming the financial and fiscal effects related to the inflationary elimination of the 51.87% January 1989 Consumer Price Index in the calculation of social contribution ("CSL") and corporate income tax ("IRPJ"). The company has already succeeded at the lower court ruling, limiting the percentage of January, 1989 to 42.72%, net of the already applied index of 12.15%. The Company has not recognized the accounting effects of mentioned lawsuit (see Note 18c).

Reconciliation between social contribution ("CSL") and corporate income tax ("IRPJ") expenses of the parent company and the application of the effective rate on net income/loss prior to CSL and IRPJ is as follows:

10. RECOVERABLE PIS/PASEP LEVIES As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2.445/88 and no. 2.449/88 were unconstitutional, an opinion which was further supported by CSN's legal counsel, the Company decided to disclose this amount recoverable in its balance sheet, which includes principal and legal increases.

o Metalic The CSN Stockholders'General Meeting, realized on September 26, 2002 approved the acquisition by the Company of all Metalic's issued shares. The price of acquisition is R$ 108,500 indexed, as of July 1, 2002, by the General Market Price Index announced by Fundacao Getulio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive instalments, the first being due on October 15, 2002. The investment balance was not included in the financial statements as of September 30, 2002, as the financial settlement and signing of the related formal agreements have not occurred yet. 12. PROPERTY, PLANT AND EQUIPMENT

In the Extraordinary General Shareholders' Meeting held March 31, 1999 the stockholders approved a revaluation report prepared by an independent specialized firm considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Casa de Pedra and Arcos and the iron ore mine in Casa de Pedra, the latter only being possible due to the fact that it is a publicly declared mine, defined by Decree no. 24642/1934 - mine code - as the mines known at the time to belong to the owners of the land on which they were located. The depreciation, depletion and amortization until September of 2002 amounted to R$339,767 (2001 - R$300,296), of which R$325,174 (2001 - R$286,265) was charged to production costs and R$14,593 (2001 - R$14,031) to selling and general and administrative expenses (deferred charges amortization not included). The portion of the total depreciation and depletion of the revaluated fixed asset items recorded under results for each year is transferred to stockholders' equity in equal proportion and recorded under the revaluation reserve to retained earnings. Until September of 2002, the value recorded in such account net of income tax and social contribution amounted to R$77,571 (2001 - R$80,912). Constructions in progress are mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT and telecommunications. The amount of financial charges capitalized, until September of 2002, on construction in progress aggregated R$19,168 (2001 - R$25,758). Until September of 2002, the total of assets given in guarantee of financial operations was R$1,697,732 (2001 - R$1,656,747). 13. DEFERRED CHARGES

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company. The total amortization of the IT projects and of other projects until September of 2002 amounted to R$23,713 (2001 - R$14,255); of which R$12,492 (2001 - R$4,246) was appropriated to the production cost and R$11,221 (2001 - R$10,009) to general and administrative expenses. The balance of the exchange variation deferred in 1999, by the Parent Company and its subsidiary MRS Logistica S.A. based on the Provisional Measure No. 1818 and on Deliberation No. 294, issued by the Brazilian Securities Commission ("CVM"), on March 26, 1999, will be amortized in 2002. Based on Provisional Measure no. 3 of September 26, 2001 and CVM Decision no. 404 and 409 of September 27, 2001 and November 1st, 2001, respectively the Company and its subsidiaries MRS Logistica and GalvaSud S.A. have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001. This should be amortized in 4 years, starting in the current year. The net results can be shown as follows:

50 14. LOANS AND FINANCING

As of September 30, 2002, the long-term amortization schedule is shown below:

Interests applied on the external and domestic loans and financing, which the annual rates as of September 30, 2002 are shown bellow:

Breakdown of total debt by currency of origin:

The Company hires out derivative operations, in accordance with Note 16, with the aim of minimizing the risk of relevant oscillation in foreign currency parity. On August 2, 2002, the Company paid notes amounting to US$ 350 million with two years maturity, issued by its subsidiary CSN Islands Corp. The guarantees provided for the loans and financing amounted R$5,379,351 on September 30, 2002 (R$4,179,480 on June 30, 2002), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees granted to subsidiaries, joint subsidiaries and associated companies (see Note 17). The guarantee provided for the loan of R$268,646 is composed of financial applications in the amount of R$266,445. 15. DEBENTURES As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued 69,000 debentures, nominatives and non convertible, with no guarantee or preference, with nominal value of R$10,000, in two series. There have been issued 54,000 debentures from first series and 15,000 from the second series. The nominal unit value is being monetarily restated, added by the respective remuneration "pro-rata temporis" calculated. The first issue was corrected by DI increased by 2.75% and the second issue by IGPM plus 13.25% interest, from the date of issue until the effective payment , which will be at sight, in legal tender, upon the subscription. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial), as the issuer's option. In March 2002, the Company repurchased the 4,396 debentures in two series. The first comprises up to 2,345, and the second up to 2,051. In September 2002, the 2051 debentures of the second series were resold in the market. 16. FINANCIAL INSTRUMENTS General Considerations The Company's business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows: (a) Exchange Rate Risk Although most of the revenues of the Company are in Brazilian Reais, as of September 30, 2002, R$7,981,783 of the Company's total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates. The Company manages the risk of the exchange rate fluctuation that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as application of a great part of its cash and banks in securities remunerated by exchange variation. Management's objective for holding the instruments was to match the gains from investing the proceeds of borrowings and loans with exchange losses relating to the devaluation of the Brazilian real against the US dollar and the Japanese yen. A portion of these borrowings and loans was invested in Brazilian short-term liquid investments, which earned interest at the market rate in Brazil. (b) Credit Risk The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments for large financial institutions with a high quality of credit. Thus, the management believes that the non-compliance by the subsidiaries is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize fortuitous problems with its commercial partners. The financial instruments recorded in balance sheet accounts as of September 30, 2002, which market value differs from the book value, are as follows:

On September 30, 2002 the consolidated position of derivative agreements outstanding was as follows:

The net loss on the exchange rate operation shown above in the amount of R$182,961 is reflected in the financial results. (c) Market Value The amounts presented as "market value adjustment" were calculated according to the conditions that were used in local and foreign markets on September 30, 2002, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Administration Council. 17. COLLATERAL SIGNATURE AND GUARANTEES Together with its wholly-owned and joint subsidiaries, the Company has the following responsibilities for fiduciary guarantees (collateral signature and/or guarantees):

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS The Company is currently party to several administrative and court proceedings involving different actions, suits and complaints, as shown bellow:

The contingent liability is recorded as Others (current and long-term), except to the Income Tax and Social Contribution contingence that are recorded in a specific account. a) Labor litigations: As of September 30, 2002,CSN was the defendant, of 1,920 labor claims, which generated a provision in the amount of R$50,639 at that date. Most of the lawsuits, is related with subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities. The lawsuits related to subsidiary responsibility represent a great portion of the total labor lawsuits against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honour, at a subsidiary level, the payment of such obligations. The most recent lawsuits originated from subsidiary responsibility tend to be deceased toward CSN due to the procedures adopted by the Company in order to inspect and assure the compliance of the wages payments and social charges withdrawals, by the creation of the Contract Attendance Centers, which have been operating over the last 2 years. b) Civil Actions: There are, mainly, claims for indemnities among the civil judicial processes which the Company is involved in. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, the Company has set up a provision in the amount of R$26,938. c) Tax Litigation Dispute: PIS/COFINS - Law 9718/99 CSN is questioning the legality of law 9718/99, which increases the PIS and COFINS calculation basis, including on it, the financial revenue of the Company. The amount of this provision is R$256,476, as of September 30, 2002 which includes the additional legal costs. The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company's lawyers favourable outcome is considered possible. CPMF The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision is R$102,906, as of September 30, 2002 which includes the additional legal costs. The sentence in the court first instance was favourable and the process is being judged by the 2nd Regional Federal Court of Appeals. Therefore, we emphasized that the most recent precedent by the courts has not been favourable to the taxpayers. CIDE - Contribution for Intervention in the economic domain CSN disputes the legal validity of Law 10168/00, which established the collection of the intervention contribution in the economic domain over the amount paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and patent license exploration agreement. There is a judicial deposit in the amount of R$18,118, which includes the additional legal costs. The sentence in the first instance was unfavourable and the process is being judged by the2nd Regional Federal Court of Appeals. Although there is not a legal precedent, since the processes about the subject are still very recent, according to the Company's lawyers favorable outcome is considered possible. Educational Salary The Company disputes the constitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision amount is R$23,524 on September 30, 2002, which includes the additional legal costs. The sentence in the first instance court was unfavourable and the process is currently in trial in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favourable outcome expectations in this process. SAT - Workers' Compensation Insurance The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not at 3%, as determines the current law. The amount of R$20,658 is being accrued. The sentence in the first instance court was unfavourable and the process is currently in 2nd Regional Federal Court of Appeals. Although there was no judgement in the Brazilian Supreme Court, according to the Company's lawyers favorable outcome is considered possible. Others The company has still numerous suit accrued related to ICMS, FGTS LC 110, Drawback and Additional of freight for refreshing of the navy merchant (AFRMM), in the amount of R$5,509. Income Tax and Social Contribution The Company claims the recognition of financial and fiscal effects related to the inflationary "expurgation" of the IPC of January 1989, of 51.87% (as calculation basis of Income Tax and Social Contribution). The judicial deposit is in the amount of R$218,381. The sentence in the first and second instances was partially favorable, limiting the percentage for January 1989 to 42.72%, minus the applied index of 12.15%. The possible accounting effects of the related lawsuit were not recorded by the Company. The process is currently in the Court of Justice ("Superior Tribunal de Justica") and the majority jurisprudence has been favorable to the index of 42.72% in January 1989, in line with the sentence in the first and second instances. 19. STOCKHOLDERS' EQUITY

(a) Capital stock The Company's capital stock as of September 30, 2002 and June 30, 2002 is comprised of 71,729,261 thousand common shares, all recorded and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders. (b) Revaluation reserve (Parent Company) This heading covers revaluation of the Company's fixed asset items approved by the Extraordinary General Stockholders' Meeting held March 31, 1999. The purpose of this revaluation was to adapt the amount recorded under fixed assets to economic reality and to their net realizable market or replacement value, in conformity with CVM Deliberation No. 288 of December 3, 1998. Pursuant to the provisions set out in CVM Decision No. 273 of August 20, 1998, a provision for social contribution and income tax was set up and classified as a long-term liability against the balance of the revaluation reserve balance (except land). The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the minimum mandatory minimum dividend. (c) Differential Rate In view of the provisions laid down by Provisional Measure No. 66/2002, the Social Contribution on long term revaluation reserve was set up at a 9% rate, resulting a variation of R$32,065 in the amount. (d) Interest on Capital On April 12, 2002, the Council of Administration, approved the payment of interest on capital, in the amount of R$50,000 (R$0.697065 per 1,000 shares of capital stock) in addition to the distribution of 2001 results. On April 30, 2002, the Council approved the payment of dividends proposed in December 2001, in the amount of R$90,000 (R$1.254718 per 1,000 shares of capital stock). As deliberated by the Executive Director for Investing Relationship, the interest on stockholders' was paid as from June 10, 2002. (e) Capital composition

As of September 30, 2002 the main CSN' stockholders are: 20. NET REVENUES AND COST OF PRODUCTS SOLD

21. CONSOLIDATED INCOME AND PROFIT BY BUSINESS AREAS The information by line of business is based on the accounting books in accordance with Corporation Law. The disclosure by line of business followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company's lines of business. Since November 2000, date of the last restructuring, the Company is restructured as follows: Presidency and a Board of Directors - Operations, Commercial, Corporate Center, Infrastructure and New Business.

The Chief Executive Officer is responsible for the strategic planning, CSN Foundation and press relations of the Company. The Corporate Center Executive Officer is responsible for the financial management, controlling area and information technology, legal matters, investors relations, human capital, internal communication of the Company and CBS - CSN Employee's Pension Fund. The Operations Executive Officer is responsible for the production of steel and its products. The Commercial Executive Officer is responsible for sales, marketing and commercialization of CSN's steel products. The Energy and Infra-Structure Executive Officer is responsible for mines, logistic investments (railroads and ports), own real estates and energy distribution and generation. The New Business Executive Officer is responsible for new and in process projects, related to the steel sector. o MAE Disputes between electric sector agents, aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations carried out in the Wholesale Energy Market ("MAE"). Such disputes were resolved through the General Agreement between electric sector agents, with direct intervention of the Federal Government. From September 2000 to February 2002, the amounts determined in accordance with the statement provided by MAE were recorded by the Company, comprising a volume of commercialized energy representing a receivable of R$477,138. From March to June 2002, the Company recorded a receivable of R$4,421, on the basis of the provisional information disclosed by MAE that was substantially confirmed at a date subsequent to the closing of the Quarterly Information. From July to September 2002, the Company recorded receivables of $2,626, based on provisional information disclosed by MAE, whose confirmation should be should be made up to November 15, 2002. Accordingly, this amount is subject to adjustment upon confirmation of the amounts effectively commercialised. The beginning of the payments in the amount of R$484,185 related to the energy sales transactions in the MAE is scheduled for November 22, 2002. Of this amount, a provision of R$85,581 was made for the effects of "Dispatch" No. 288/2002 of ANEEL - the Electrical Energy National Agency. CSN understands, however, that these credits/receivables should be remunerated and would result in higher amounts than those recorded. To September 2002 the net revenue from sales, recognized by the energy segment through CSN Energia S.A. amounted to R$88,180, of which R$46,973 correspond to the volume of energy commercialized by the MAE, valued on the basis of the Company's best estimate. 22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

23. NON-OPERATING INCOME (EXPENSES)

24. VALUE-ADDED (PARENT COMPANY)

25. EBITDA The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

26. EMPLOYEES' PENSION FUND (a) Private Pension Administration The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, whose principal objective is to pay benefits complementing those of the official social security. The CBS membership comprises employees of CSN and of companies directly or indirectly associated to CSN who join the fund through conventions, and the employees of CBS itself. CBS has three benefit plans, two of which are defined benefits plans (35% of Average Salary Plan and the Supplementary Average Salary Plan) and Supplementary Average Salary Plan which is a mixed plan involving Defined Contribution for Retirements and Defined Risk Benefits, approved by the Federal Government Secretariat for Supplementary Social Security on December 27, 1995. On September 20 and June 30, 2002, CBS presented the following structure :

Four tax assessment notices were filed against CBS by the income tax authorities, three in 1991 and one in 1996. On September 14, 2000, the Superior Chamber of Tax Appeals (Camara Superior de Recursos Fiscais), the last administrative instance of the Ministry of Finance (Ministerio da Fazenda), admited the appeal of CBS, judging that the assessments filed in 1991 were not applicable. The assessment filed in 1996, aiming at the payment of withholding income tax, corporate income tax and social contribution on earnings, as of June 30, 2002, amounting to R$55 million including interest and fine, has already obtained a sentence in the second administrative instance accepting the contestation filed by CBS, disregarding the inspectors' tax assessments. The First Chamber of the First Taxpayers Council (Primeira Camara do Primeiro Conselho de Contribuintes do Ministerio da Fazenda) rejected the inspectors' appeal. Both processes (1991 and 1996 notices of infringement) are awaiting the issuance of the decision for their conclusion. SPECIAL TAXATION REGIME In accordance to the Provisional Measure No. 2222 (Medida Provisoria No. 2222) of September 04, 2001, CBS chose, on December 21, 2001, to adhere to the Special Taxation Regime which provided the Company with the benefit of a tax updating amnesty amounting to R$22.6 million. The amounts accrued up to August 30, 2001 were paid in 6 quotas as from January 2002, in accordance with the applicable legislation. (b) Balance Sheet The balance sheets of CBS, can be summarized as follows: On January 25, 1996, the Supplementary Social Security Secretariat - SPC (Secretaria de Previdencia Complementar), approved a proposal to settle the insufficiency of reserves. Considering the solidarity concept between participants and the sponsors, this insufficiency was settled through the increasing percentages of the payroll as from January 1996. In June, 2002 in conformity with the commitment made by CBS and CSN, with the Department of Supplemental Social Security ("Secretaria de Previdencia Complementar"), approved the CBS proposal for refinancing of reserves to amortize, of sponsors' responsibility, which corresponds to an 87%, approximately, of the Deember 31, 2001 recorded balance. The new agreement foresees the payment of 240 monthly and successive instalments monetarily indexed (INPC + 6% p.y.), from June 28, 2002, comprising 12 quotas in the amount of R$900 thousand and the remaining in 228 quotas in the amount of R$3 million. The contract also foresees the quotas anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans' balance without exceeding the maximum period of amortization. (c) Actuarial Liabilities As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON - "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice, as follows: I - Characteristics of the Plans CBS has three benefit plans o 35% of Average Salary Plan It is a defined benefit plan which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participants salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdencia Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in extinction, becoming inactive on 10/31/1977, when the new benefit plan began. o Supplementary Average Salary Plan It is a defined benefit plan which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdencia Oficial) benefit, to the retired, and also in a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It has become inactive since 12/26/1995, because of the combined supplementary benefits plan creation. o Combined Supplementary Benefits Plan This plan has begun on 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totalling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year. II - The accounting policy adopted for recognition of actuarial gains and losses The actuarial gains and losses represent the differences between the actuarial assumptions and what effectively occurred, based on experience. The actuarial gain or loss amounts to be recognized, as revenue or expense, in a defined benefit plan, are the gains and losses unrecognized which exceed, in each period, the highest of the following limits: (a) 10% of total accumulated projected benefit obligation of defined benefit and: (b) 10% of fair value of plan assets The above amount will be amortized annually dividing its total amount by the average remaining service period of employees expected to receive benefits under the plan. III - Actuarial Liability Recognition The Administration decided to recognise the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being apportioned R$12,860 on the third quarter of 2002, in accordance with paragraph 83 and 84 of IBRACON NPC 26 and CVM Deliberation 371/2000. IV - Main actuarial assumptions adopted in the actuarial liability calculation

CSN does not have obligations on other post - employment benefits. 27. BUSINESS INTERNATIONALIZATION (a) In accordance with CSN's international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with the approximate value of US$50 million that belonged to Heartland Steel Inc., a Company in Chapter #11 (equivalent to Receivership, under Brazilian Law), located in Terre Haute, state of Indiana, USA. As of July 16, 2001, CSN ceded its right to a limited corporation LLC ("LLC"), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is owned by third entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million. CSN may acquire the quota of LLC in July 2003, as part of a "put" and "call" agreement assigned by CSN and the administrative agent of Credit Agreement, related to a Tangua's loan. The principal amount of the loan assigned in July 2001 is US$175 million, with Libor plus interest rate of 1.875% p.y. The exercise price of the "put" and "call" agreement is the borrowing balance (plus accrued interest) on the acquisition date. 28. SUBSEQUENT EVENTS (a) Companhia Siderurgica Nacional, has a US$ 140 millions debt with financial institutions, relating to US Commercial Paper and Trade Notes in the American market, with maturity in October 2002. The maturity of part of the Commercial Papers (US$50 million) was extended to December 2, 2002. The balance (US$90 million) will be paid upon maturity comprising US$65 million on October 16, 2002 and US$25 million on October 25, 2002 (b) According to the strategy of internationalisation of its activities, CSN has executed , on July 17, 2002, a non - binding Heads of Agreement with Corus Group plc ("Corus"), a British - Dutch steel - maker group, aiming at the integration of its operations, as mentioned in the subsequents events note included in the June, 2002 quarterly information. The operation was subject to a number of conditions, to be discussed, negotiated and concluded in 120 days from the subscription date. Accordingly, in view of the current difficulties and uncertainties in the global economic scenario and the international financial markets, identified by the Board of the Corus Group plc, CSN decided to call off the transaction as stated in the Relevant Event" of July 17, 2002. 29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in other countries. Highlights

o Operating Income before financial and equity results grew 56% to R$895 million in the nine-month period ended September 30, 2002, reflecting higher sales volume, greater proportion of exports, higher prices in the external market and lower cost of goods sold, on a per tonne basis. o Sales volume in the third quarter 2002 totaled 1.2 million tonnes of finished products and slabs, 44% higher than in 2001. In the first nine months of 2002, sales volume totaled 3.5 million tonnes, 25% higher than the same period of 2001. Exports as a percentage of total sales increased to 39% in the third quarter, reaching 31% in the first nine months of 2002, increases of 18 percentage points over the same periods of 2001. These variations are a result of the Company's recent strategy to redirect a higher percentage of its sales to exports, making the most of higher international prices and exchange rate devaluation, providing a hedge to its foreign currency debt. Moreover, 2001 sales volumes had been affected by Blast Furnace # 3 (BF#3) and Hot Strip Mill # 2 (HSM#2) revampings. o Net revenues grew by 64% in the third quarter of 2002, totaling R$1.2 billion and export revenues, denominated in dollars, rose from 10% to 39% of total sales revenues in the third quarter. The growth in the export market is explained by the higher volume and by the 14% increase in average prices (in spite of the fact that slabs accounted for 22%). In the first nine months of the year, net sales grew by 30%, totaling R$3.1 billion. o The strong operating performance contributed to EBITDA (Gross Profit - SGA Expenses + Depreciation and Depletion), of R$579 million, 148% higher than in 3Q01, with an EBITDA margin of 49.3%. Reflecting the growing trend in EBITDA due to higher exports, September amount was more than 41% of the total recorded in the 3rd quarter. In the first nine months of 2002, EBITDA was 54% higher, totaling R$1,367 million, with a 44% margin over net sales. Consolidated EBITDA totaled R$1,339 million. The drop in the consolidated figures is caused by a non-recurring event. In the 3rd quarter 2002, CSN Energia recorded R$86 million in a provision for doubtful accounts related to the effects of Ruling 288/2002 from the Brazilian electric energy regulatory agency - Aneel - which regulated energy transmissal between the South and Southeastern regions during the energy shortage. CSN believes that this receivables are higher than the current recorded and that they should be financially liquidated. o In September 30, 2002, CSN's net debt position was US$1.4 billion, a US$0.7 billion reduction compared to December 2001. This reduction is a result of a US$240 million drop in gross debt to US$2.2 billion at September 30, 2002 and a US$457 million increase in cash, which amounted to US$747 million at the same date. The higher cash position comes from the Company's strong cash generation, as well as from gains on hedging instruments. Besides U.S. dollar investments of US$77 million in cash, CSN maintains exchange rate hedging instruments, in swaps and options, in the amounts of US$1.5 billion and US$0.6 billion (protected up to an exchange rate of R$3.075=US$1), respectively. Thus considering the average assets and liabilities denominated in dollars, the Company has a net exchange rate exposure of approximately US$300 million, compatible with the long-term debt denominated in foreign currency, comprised mainly of: a US$275 million obligation with BNDES due in July 2011, US$79 million in Euronotes due in June 2007, US$58 million in bilateral contracts due in December 2006 and a US$49 million under a loan related to the revamping of BF#3, due in October 2011. o Despite the record operating performance, CSN had net losses of R$169 million (R$2.36 per ADR) in 3Q02 and R$577 million (R$8.04 per ADR) in the nine-month period. The deferral of exchange-related losses incurred in 2001 explains most of the variation between the net income of R$427 million of the first nine months of 2001 and the loss in the same period in 2002. That was because the deferral started as of September 2001, which represented a R$1.5 billion revenue in that month; besides, the amortization of that deferral was R$168 million higher in 2002. On a consolidated basis, CSN had a net loss of R$574 million, compared to a net income of R$425 million in the first nine months of 2001. Production and Production Costs

In 3Q02, production output totaled 1.3 million tonnes - a 45% growth compared to 3Q01, due to the revamping of BF#3 that began in May 2001, which reduced output to 0.9 million tonnes in 3Q01. For the first nine months of 2002, crude steel output totaled 3.8 million tonnes, 37% higher than the same period in 2001, while rolled steel production grew 13% to 3.4 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for hot rolled bands - this volume slightly differs from inventory deposits due to normal process losses). Production costs in 3Q02 and in the first nine months of 2002 were lower on a per-tonne basis, although affected by the the higher average dollar exchange rate, which was 23% and 17% higher than in 3Q01 and Jan-Sep 2001, respectively. The higher productivity in 2002 led to a greater dilution of fixed costs, contributing to the lower costs on a per tonne basis. In addition, the consumption of outsourced slabs, during the revamping of BF#3, contributed to cost increases in 2001. Total production costs maintained their relative proportions, with the exception of raw materials costs (due to the consumption of outsourced slabs in 2001) and depreciation. The major investment projects completed in 2001 (the revamping of BF#3 and HSM#2) contributed to a R$53 million increase in depreciation in the nine months of 2002. Sales

Sales volume of finished products and slabs totaled 1.2 million tonnes, 44% higher than in 3Q01. This amount includes 97,000 tonnes of exported slabs. In the first nine months of 2002, sales volume totaled 3.5 million tonnes, 25% higher than in 2001 with 425,000 tonnes of exported slabs. The domestic market accounted for 61% of total sales volume in 2Q02 compared to 90% in the same period of 2001. In the first nine months of 2002, domestic sales volume accounted for 69% of total sales, compared to 87% in 2001. Due to increasing international prices and dollar appreciation, the Company decided to boost its exports, aiming at generating a continuous dollar denominated revenue flow. Higher value-added galvanized steel and tin mill products accounted for 35% of total sales volume in the first nine months of 2002, compared to 44% last year, when the Company did not sell slabs and reduced its hot rolled coils' sales due to the modernization of HSM#2. Considering only finished products (excluding slab sales, which accounted for 13% of sales volume in the first nine months of 2002), coated steel products accounted for 40% of total sales volume. CSN's consolidated sales volume was 3.7 million tonnes in the first nine months of 2002, compared to 2.9 million tonnes last year. The 118 thousand-tonne difference when compared to Parent Company's sales volume is basically due to the realization of inventory in subsidiaries. In 2002, coated products accounted for 38% of total sales volume in 2002 (43%, excluding slab sales). This difference in sales mix is mainly attributable to the sale of galvanized products by CISA and GalvaSud, the latter utilizing cold rolled steel purchased from CSN. Operating Results

Net revenues, Cost of Goods Sold and gross margin Net revenues increased 64% to R$1.2 billion in 3Q02. The 44% higher sales volume and the 10% and 14% higher average prices in the domestic and external market, respectively, were responsible for this increase. Higher average prices are related to price increases implemented in the domestic market at the beginning of this year (9% in average) and last September (10% in average) and to higher average prices in the international market and the impact the real devaluation on export sales. Domestic sales accounted for 61% of total sales volume compared to 90% in 2001. In the first nine months of 2002, net revenues totaled R$3.1 billion, 30% higher than in the previous year, with domestic sales accounting for 74% of total revenues compared to 88% in 9M01. This improvement was due to 25% higher sales volume and 8% higher average prices in the domestic market, as well as the recovery in international prices and the reflection of the weaker real in the export sales. Consolidated net revenues totaled R$3.5 billion in the first nine months of 2002, 19% higher than in the same period of 2001. The difference between Parent Company and Consolidated figures is due, in part, to the sale of surplus energy in the amount of R$88 million through CSN's subsidiary - CSN Energia and to the sales of Inal, CISA and GalvaSud, which are dedicated to the sale of higher value added products, using products supplied by CSN. In 3Q02, cost of goods sold (COGS) was 19% higher, totaling R$588 million. Higher sales volume and the impact of the higher exchange rate were the main reasons behind this increase. Higher depreciation also added R$34 million, but on a per tonne basis, the cost of steel products was 19% lower. For the first nine months of 2002, COGS totaled R$1,766 million, 14% higher than the previous year, due to higher sales volume and an increase in depreciation during the period, but COGS on a per tonne basis, dropped 9%. Consolidated COGS was R$1,952 million, 15% higher than in 9M01. The gross margin expansion to 49.9% in 3Q02 compared to 30.9% in 3Q01 is due mainly to higher selling prices, to a better market mix and to lower per tonne production costs. In the first nine months of 2002, gross margin was 43.3%, or 7.6 percentage points higher than in 9M01. Consolidated gross margin was in line with that of the Parent Company, at 43.7%. SGA expenses In 3Q02 SGA expenses, without depreciation, totaled R$125 million, R$52 million higher than in 3Q01. The main reasons for this increase were R$14 million higher handling expenses (freight and insurance), a function of higher export volume in this quarter, R$8 million in labor expenses due to dismissals related to a restructuring in Volta Redonda steel mill, a R$7 million provision for doubtful accounts and the transfer of the R$13 million provision for the profit sharing program in 2002 to administrative expenses, which in 2001 had been included in other operating income/expenses. In the first nine months of 2002, SGA expenses totaled R$339 million, 53% higher (or R$117 million) than in the same period in 2001, mainly for the reasons mentioned above, R$32 million of which was related to handling expenses, R$31 million to the inclusion of profit sharing provisions in the SGA line of the income statement and R$32 million to the adjustment to provision for doubtful accounts in 2001. EBITDA EBITDA in 3Q02 was 148% higher, totaling R$579 million. EBITDA margin (EBITDA/Net revenues) was 49.3%, 17 percentage points higher than in 3Q01. In the first nine months of 2002, EBITDA totaled R$1,367 million, 54% higher than the same period in 2001, with an EBITDA margin of 43.9%, among the highest in the world for a steel company. Such increases are related to the growth of income/gross margin explained above. Consolidated EBITDA also grew by 13% and reached R$1,339 million, with an EBITDA margin of 38.6%. Surplus energy sales, which in the first half of 2001 generated a 78% EBITDA margin, presented negative EBITDA in 2002, due to a provision for doubtful accounts as already explained. Other operating income (expenses) In 3Q02, the Company recorded net revenue of R$3 million, compared with R$4 million of other operating expenses, net recorded in 3Q01. In the first nine months of 2002, there was a R$52 million increase in such net expenses to R$89 million from R$37 million, due mainly to a provision to recognize the unfunded pension liability in CBS (CSN's Pension Fund), which began last January, according to CVM Rule 371/2000 in the amount of R$40 million and to provisions for contingencies. Net financial results With the recent appreciation of the U.S. dollar, the policy to protect U.S. dollar denominated liabilities has resulted in lowering the exchange rate-related impact on CSN's financial result. In 3Q02 alone, swap and options contracts amounted to US$1.4 billion and US$0.6 billion, respectively and were the main driver for the increase in financial income of R$1.2 billion in this quarter and of R$1.8 billion in the first nine months of 2002. On the other hand, the greater exchange rate variation in 2002 (see Exchange Rate table) negatively impacted the lines of financial expenses and monetary/exchange variation. CSN recorded financial expenses of R$324 million in 3Q02 and R$707 million in 9M02. Provisions for taxes on financial income are included in that amount and were substantially higher due to the increase of that income. The line of net monetary/exchange variations though was also impacted by the amortization of the 2001 and 1999 exchange rate deferrals, in the amount of R$82 million and R$287 million, during 3Q02 and first nine months of 2002, respectively. The average cost of CSN's consolidated gross debt is stable around 6%, in dollar terms, while the real cost of debt as per net financial income (expenses), including hedging contracts, is approximately equal to the Brazilian CDI (Interbank Loan Rate). Exchange Rate Impact Deferral: CSN amortized a total amount of R$557 million during the first nine months of 2002. In relation to the 2001 exchange rate deferral, in the first nine months of 2002, the Company amortized a total of R$473 million, leaving a balance of R$272 million to be amortized by 2004, of which R$39 million will be amortized in the fourth quarter of 2002. Regarding the 1999 exchange rate deferral, amortization expenses totaled R$84 million in the first nine months of 2002, and the outstanding balance of R$23 million will be fully amortized by the end of this year. Equity in results of subsidiaries Equity in results of subsidiaries totaled R$575 million in 3Q02, and R$880 million for the first nine months of 2002. The increase of R$220 million and R$408 million, respectively, were due mainly to the gain, in reais, in offshore affiliated companies, which have assets denominated in U.S. dollars. This effect was partially offset by an adjustment in the revenue provision from the Wholesale Energy Market (MAE), in the amount of R$56 million (after taxes), due to a Ruling from Aneel, as already explained. Income Tax and Social Contribution In the third quarter of 2002, CSN recorded income tax and social contribution credits totaling R$415 million. The difference of R$834 million compared to the same period in 2001 is due to the higher pre-tax loss recorded in the period. For the same reason, in the first nine months of 2002, CSN recorded an income tax credit of R$745 million, a difference of R$870 million compared to 9M01. Net Loss Net loss in the third quarter of 2002 for the Parent Company was R$169 million (R$2.36 per ADR). For the first nine months of 2002, net loss was R$577 million, (R$8.04 per ADR). Consolidated figures were very close to the parent's, recording a net loss of R$574 million. Consolidated Net Debt

In the first nine months of 2002, CSN's consolidated net debt was reduced from US$2.1 billion to US$1.4 billion, due to cash generation and gains from hedging operations. On September 30, 2002 cash and cash equivalents were US$747 million. In October 2002, the Company paid US$90 million of the US$140 million US Commercial Paper, having succeeded in renegotiating a 47 day postponement, at the original terms. During this period, CSN will be renegotiating with its creditors a pre-export facility. Capital Expenditures

In 9M02, total CAPEX was R$231 million, with R$38 million being allocated to environmental projects, R$24 million in residual payments for the revamping of BF#3 and HSM#2 and R$169 million toward other projects related to the maintenance of the Volta Redonda mill. Compared to the first nine months of 2001, investments were R$462 million lower, due to the revamping of BF#3 and HSM#2 in 2001. Recent Events

o On September 26, 2002, an Extraordinary General Shareholders' Meeting approved the proposal to acquire Cia. Metalic do Nordeste for R$108.5 million, adjusted by the IGP-M inflation index since July 1, 2002 plus 12% per year, to be paid in 12 consecutive monthly installments. o In October, Fernando Perrone resigned from his position as CSN's Executive Officer - Infrastructure and Energy to be devoted only to CSN's Board of Directors, to which he was elected in September 26, 2002. Benjamin Steinbruch, CSN's CEO, is performing the duties of this position. o Jose Marcos Treiger, CSN's former Investor Relations General Manager left the Company on October 11, 2002, after more than 6 years of dedication, to assume new challenges out of Rio de Janeiro. So far, his position is vacant and the department continues to be represented by its Executive Officer, Antonio Mary Ulrich. o CSN announced today its decision of not proceeding with the combination of its assets with Corus Group plc, as announced last July 17. The decision was driven by difficulties and uncertainties in the global economic scenario and the international financial markets identified by the Board of Corus Group plc. CSN has shown trough the constant improvement of its operational results and through its debt reduction that it has managed its operations towards the continuous enhancement of its competitiveness. The Company will continue to seek growth opportunities in the steel market, according to its internationalization strategy. Companhia Siderurgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, exchange rate deferrals, the acquisition of Metalic, the receivables from the sale of energy and the adoption of financial charges for this receivables. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, the outcome of Brazil's elections in October 2002, changes in laws and regulations and general competitive factors (on a global, regional or national basis). Four pages of tables follow

FEDERAL PUBLIC SERVICE **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **DATE - 09/30/2002**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAXPAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
1	TOTAL ASSETS	16,564,236	15,068,225
1.01	CURRENT ASSETS	6,024,293	4,791,295
1.01.01	CASH AND BANKS	34,897	21,648
1.01.01.01	BANKS	34,864	21,621
1.01.01.02	OTHER	33	27
1.01.02	CREDITS	1,322,368	1,176,031
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	1,053,830	1,085,031
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	445,780	185,412
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(177,242)	(94,412)
1.01.03	INVENTORIES	637,489	631,246
1.01.03.01	FINISHED PRODUCTS	176,186	194,817
1.01.03.02	PRODUCTS IN PROCESS	71,767	79,471
1.01.03.03	RAW MATERIAL	183,713	197,590
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	155,972	130,314
1.01.03.05	IMPORTS IN TRANSIT	37,357	12,223
1.01.03.06	MATERIALS IN TRANSIT	12,494	16,831
1.01.04	OTHER	4,029,539	2,962,370
1.01.04.01	MARKETABLE SECURITIES	2,863,321	2,414,831
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	163,025	187,360
1.01.04.03	DEFERRED INCOME TAX	229,112	76,928
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	49,953	23,647
1.01.04.05	OPTION PREMIUM HEDGE	567,092	91,235
1.01.04.06	OTHER	157,036	168,369
1.02	LONG-TERM ASSETS	1,774,242	1,517,461
1.02.01	CREDITS	54,102	53,700
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	54,102	53,700
1.02.02	CREDITS WITH RELATED PARTIES	1,629	3,881
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	1,629	3,881
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,718,511	1,459,880
1.02.03.01	DEFERRED INCOME TAX	554,895	416,982
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	178,690	92,082
1.02.03.03	JUDICIAL DEPOSITS	393,486	389,126
1.02.03.04	SECURITIES RECEIVABLE	138,337	121,337
1.02.03.05	RECOVERABLE PIS / PASEP	45,955	44,745
1.02.03.06	LEASES	51,366	52,005
1.02.03.07	INVESTMENT AVAILABLE FOR SALE	259,748	262,647
1.02.03.07	OTHER	96,034	80,956
1.03	PERMANENT ASSETS	8,765,701	8,759,469
1.03.01	INVESTMENTS	19,559	20,379
1.03.01.01	IN AFFILIATES	9,157	9,542

FEDERAL PUBLIC SERVICE CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY DATE - 09/30/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAXPAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	TOTAL LIABILITIES	16,564,236	15,068,225
2.01	CURRENT LIABILITIES	5,784,788	5,243,242
2.01.01	LOANS AND FINANCING	4,044,618	4,131,888
2.01.02	DEBENTURES	30,857	48,957
2.01.03	SUPPLIERS	598,074	457,996
2.01.04	TAXES AND CONTRIBUTIONS	317,558	375,829
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	92,805	81,520
2.01.04.02	TAXES PAYABLE	153,671	145,209
2.01.04.03	DEFERRED INCOME TAX	52,266	109,632
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	18,816	39,468
2.01.05	DIVIDENDS PAYABLE	366	397
2.01.05.01	INTEREST ON STOCKHOLDERS' EQUITY DELIBERATED	366	397
2.01.05.02	DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY PROPOSED	0	0
2.01.06	PROVISIONS	11,757	17,272
2.01.06.01	LABOR, CIVIL AND FISCAL	11,757	17,272
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	781,558	210,903
2.01.08.01	OPTION PREMIUM HEDGE	660,985	128,621
2.01.08.02	OTHER	120,573	82,282
2.02	LONG-TERM LIABILITIES	6,303,355	5,150,427
2.02.01	LOANS AND FINANCING	3,661,129	2,734,345
2.02.01.01	LOANS AND FINANCING	3,661,129	2,734,345
2.02.02	DEBENTURES	681,574	649,412
2.02.03	PROVISIONS	1,578,974	1,496,068
2.02.03.01	LABOR, CIVIL AND FISCAL	182,605	177,363
2.02.03.02	FOR INCOME TAX IN JUDGE	125,271	125,271
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	93,110	93,110
2.02.03.04	DEFERRED INCOME TAX	866,168	833,538
2.02.03.05	DEFERRED SOCIAL CONTRIBUTION	311,820	266,786
2.02.04	DEBT WITH AFFILIATES	0	0
2.02.05	OTHER	381,678	270,602
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	0	0
2.02.05.02	OTHER II	381,678	270,602
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	0	0
2.05	STOCKHOLDERS EQUITY	4,476,093	4,674,556
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.01.01	COMMON STOCKS	1,680,947	1,680,947
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	2,204,397	2,260,311
2.05.03.01	OWN ASSETS	2,204,160	2,260,074
2.05.03.02	SUBSIDIARIES/AFFILIATES	237	237

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 09/30/2002

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - NAME OF COMPANY | | 3 - TAX PAYER |
|---|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | | 33.042.730/0001-04 |

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

| 1 - CODE | 2 - DESCRIPTION | 3 - 07/01/2002 TO 09/30/2002 | 4 - 01/01/2002 TO 09/30/2002 | 5 - 07/01/2001 TO 09/30/2001 | 6 - 01/01/2001 TO 09/30/2001 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND SERVICES | 1,539,745 | 4,131,978 | 1,239,112 | 3,531,628 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | (219,361) | (667,085) | (193,177) | (628,288) |
| 3.03 | NET REVENUE FROM SALES AND SERVICES | 1,320,384 | 3,464,893 | 1,045,935 | 2,903,340 |
| 3.04 | COST OF GOODS AND SERVICES SOLD | (646,148) | (1,951,500) | (547,286) | (1,697,533) |
| 3.05 | GROSS PROFIT | 674,236 | 1,513,393 | 498,649 | 1,205,807 |
| 3.06 | OPERATING INCOME (EXPENSES) | (1,268,338) | (2,831,384) | 548,888 | (627,971) |
| 3.06.01 | SELLING | (190,754) | (334,264) | (44,370) | (125,647) |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (89,261) | (239,112) | (57,667) | (183,396) |
| 3.06.03 | FINANCIAL | 992,542 | 1,203,922 | 130,263 | 99,672 |
| 3.06.03.01 | FINANCIAL INCOME | 1,264,481 | 1,808,146 | 365,945 | 678,663 |
| 3.06.03.01.01 | EXCHANGE VARIATION AMORTIZATION | (545) | (270,167) | 73,636 | 73,636 |
| 3.06.03.01.02 | OTHER | 1,265,026 | 2,078,313 | 292,309 | 605,027 |
| 3.06.03.02 | FINANCIAL EXPENSES | (271,939) | (604,224) | (235,682) | (578,991) |
| 3.06.04 | OTHER OPERATING INCOME | 23,486 | 28,785 | 16,871 | 31,411 |
| 3.06.05 | OTHER OPERATING EXPENSES | (2,000,628) | (3,473,667) | 507,196 | (405,672) |
| 3.06.05.01 | FOREIGN EXCHANGE AND MONETARY LOSS, NET | (1,885,786) | (3,059,545) | 981,745 | 181,945 |
| 3.06.05.02 | AMORTIZATION OF SPECIAL EXCHANGE VARIATION | (81,907) | (288,973) | (441,886) | (509,462) |
| 3.06.05.03 | OTHER | (32,935) | (125,149) | (32,663) | (78,155) |
| 3.06.06 | EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES | (3,723) | (17,048) | (3,405) | (44,339) |
| 3.07 | OPERATING INCOME (LOSS) | (594,102) | (1,317,991) | 1,047,537 | 577,836 |
| 3.08 | NON-OPERATING INCOME (LOSS) | (4,646) | (10,492) | (5,192) | (6,518) |

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 09/30/2002

33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

Cash Flow Statements (Supplemental information)
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	09/30/02	09/30/01	09/30/02	09/30/01
Cash Flow from operating activities				
Net income (loss) for the period	**(576,765)**	**426,867**	**(574,363)**	**424,792**
Adjustments to reconcile the net income for the period				
with the resources from operating activities:				
- Amortization of special exchange variation	557,139	399,892	559,140	435,826
- Exchange Variation Deferment - CVM 404/01		(1,495,203)		(1,573,691)
- Loans and Financing monetary and exchange variation	3,902,691	1,840,653	3,211,071	1,655,996
- Provision for loan and financing charges	520,624	416,314	376,102	303,798
- Depreciation / depletion / amortization	383,105	277,801	399,003	286,855
- Write-offs of permanent assets	2,001	880	3,262	1,274
- Equity pick up	(879,632)	(471,861)	17,048	44,339
- Deferred income tax and social contribution	(705,309)	202,725	(731,656)	205,028
- Market to Market Provision	182,961		182,961	
- Pis/Cofins Contingency Provision	126,849	41,280	126,849	41,280
- Other provisions	92,649	3,585	181,034	(21,842)
	3,606,313	**1,642,933**	**3,750,451**	**1,803,655**
(Increase) Decrease in assets:				
- Accounts receivable – trade	(430,428)	22,303	(477,481)	(307,896)
- Accounts receivable – sales of investments		2,961,803		3,277,495
- Inventories	66,694	(22,545)	93,782	(2,515)
- Judicial deposits	(30,205)	(36,799)	(34,507)	(37,975)
- Credits with subsidiary and associated companies	664,492	(606,070)	1,556	(1,521)
- Carryforward taxes	51,921	(151,018)	120,315	(155,961)
- Option Premium Hedge	(200,457)		(201,761)	
- Other	16,831	(155,462)	(31,792)	(150,821)
	138,848	**2,012,212**	**(529,888)**	**2,620,806**
Increase (Decrease) in liabilities:				
- Suppliers	217,045	144,819	213,441	148,445
- Salaries and payroll charges	29,476	26,299	25,367	25,115
- Taxes	95	(50,072)	(60,937)	(33,405)
- Exchange Variation Deferment - CVM 404/01		1,495,203		1,573,691
- Accounts payable - Subsidiary Company	(43,214)			
- Swap	126,537		126,537	
- Other	11,546	(3,405)	79,211	29,231
	341,485	**1,612,844**	**383,619**	**1,743,077**
Net resources from operating activities	**4,086,646**	**5,267,989**	**3,604,182**	**6,167,538**
Cash Flow from investing activities				
Investments	(824,255)	(60,238)	(7,914)	
Property, plant and equipment	(184,675)	(636,369)	(380,666)	(753,217)
Deferred assets	(28,896)	(1,529,907)	(39,763)	(1,633,773)
Net resources used on investing activities	**(1,037,826)**	**(2,226,514)**	**(428,343)**	**(2,386,990)**
Cash Flow from financing activities				
Resources:				
- Loans and financing	1,364,208	617,089	1,362,417	9,857,049
- Debentures	667,718		667,718	
	2,031,926	**617,089**	**2,030,135**	**9,857,049**
Payments:				
- Financial institutions	(2,832,664)	(970,085)	(2,828,164)	(10,659,729)
- Subsidiary		(83,032)		
- Interest on stockholders' equity/dividends	(140,030)	(2,753,395)	(140,030)	(2,753,404)
	(2,972,694)	**(3,806,512)**	**(2,968,194)**	**(13,413,133)**
Net resources from financing activities	**(940,768)**	**(3,189,423)**	**(938,059)**	**(3,556,084)**
Increase (Decrease) in cash and cash equivalents	**2,108,052**	**(147,948)**	**2,237,780**	**224,464**
Cash and cash equivalents, beginning of period	378,684	1,187,769	660,438	1,365,673
Cash and cash equivalents, end of the period	**2,486,736**	**1,039,821**	**2,898,218**	**1,590,137**
Additional cash flow information				
Monetary variation and interest capitalized	17,226	25,761	72,650	25,248

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
CORPORATE LAW
DATE - 09/30/2002
00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL
33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

Statements of Changes in Financial Positions

(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	2002	2001	2002	2001
SOURCES OF FUNDS				
Funds provided by operations				
Net income (loss) for the period	(576,765)	426,867	(574,363)	424,792
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation				
and long-term accrued charges (net)	2,573,441	1,383,501	956,507	565,861
- Exchange Variation Deferment - CVM 404/01		(1,495,203)		(1,573,691)
- Equity pick up	(879,632)	(471,861)	17,048	44,339
- Write-offs of permanent assets	2,001	880	3,262	1,274
- Depreciation/depletion/Amortization	383,105	277,801	399,003	286,855
- Amortization of deferred foreign exchange Variation	557,139	399,892	559,140	435,826
- Gain/Loss with Loans and Financing			261,226	370,812
- Deferred income tax and social contribuition	(417,191)	144,436	(414,846)	144,436
- Pis/Cofins Contingency Provision	126,849	41,280	126,849	41,280
- Other	42,904	4,159	54,065	(1,564)
	1,811,851	711,752	1,387,891	740,220
Funds provided by third parties - Long-term				
Loans and financing resources	807,938	385,923	430,583	356,806
Debentures Issue	667,718		667,718	
Decrease in other assets	909,358	47,649	31,625	34,971
Increase in other liabilities	104,981	28,872	146,528	28,872
Investment for Sale		264,634		264,634
- Exchange Variation Deferment - CVM 404/01		1,495,203		1,573,691
Subsidiaries Proposed Dividend	2,016			
Other	(24,107)	72,789	(19,269)	72,695
	2,467,904	2,295,070	1,257,185	2,331,669
	4,279,755	3,006,822	2,645,076	3,071,889
USES OF FUNDS				
Funds used in permanent assets				
Investments	824,255	60,238	7,914	
Property, plant and equipment	201,901	662,130	453,316	778,465
Deferred assets	28,896	1,529,907	39,763	1,633,773
	1,055,052	2,252,275	500,993	2,412,238
Other				
Dividends and interest on stockholders' equity	50,000	836,065	50,000	836,065
Transfer of loans and financing to short-term	303,475	1,223,642	847,469	1,188,143
Increases in noncurrent assets	149,912	633,571	(20,451)	135,994
Deferred income tax and social contribution	131,739		131,739	
Decrease in long-term loans and financing	21,674	96,979	13,552	775,698
Other	1,459	45,681	1,459	45,685
	658,259	2,835,938	1,023,768	2,981,585
	1,713,311	5,088,213	1,524,761	5,393,823
INCREASE (DECREASE) IN NET WORKING CAPITAL	2,566,444	(2,081,391)	1,120,315	(2,321,934)
CHANGES IN NET WORKING CAPITAL				
Current assets				
- At end of period	5,444,332	3,621,879	6,024,293	4,439,889
- At beginning of period	2,339,564	5,826,247	2,851,555	6,273,444
	3,104,768	(2,204,368)	3,172,738	(1,833,555)
Current liabilities				
- At end of period	4,159,479	3,895,888	5,784,788	5,383,248
- At beginning of period	3,621,155	4,018,865	3,732,365	4,894,869
	538,324	(122,977)	2,052,423	488,379
INCREASE (DECREASE) IN NET WORKING CAPITAL	2,566,444	(2,081,391)	1,120,315	(2,321,934)

The accompanying notes are an integral part of these statements.

Report of Independent Public Accountants on Special Review (Translation of the report originally issued in Portuguese. See Note 29 to the quarterly financial statements.) To the Administration Council and Shareholders of Companhia Siderurgica Nacional: 1. We have made a special review of the quarterly report of COMPANHIA SIDERURGICA NACIONAL (a Brazilian corporation), which includes the individual and consolidated balance sheets as of September 30, 2002, the related statements of income, performance report and relevant information for the quarter and six-month then ended, in accordance with the Brazilian Corporate Law, all prepared under the responsibility of the Company's management. 2. Except for the effects of the matter mentioned in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, together with the Federal Accounting Council (CFC), and comprised mainly: (a) inquiries and discussions with the Company's management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or may have significant effects on the financial position and operations of the Company. 3. The financial statements as of September 30, 2002, of affiliate MRS Logistica SA, in which the Company maintains investments representing 0.05% of the Parent Company's total assets and whose net equity represents, 2.03% of the loss for the nine-month period then ended that date have not been reviewed by us or other independent public accountants. 4. As described in Note 13 to the quarterly financial statements, the Company and its affiliate MRS Logistica S.A. elected to defer net losses arising from exchange rate changes in the first quarter of 1999 and in the year 2001, in conformity with Provisional Measure no. 3/2001 and CVM Deliberations nos. 404/2001 and 409/2001 (Provisional Measure no. 1,818/1999) and CVM Deliberation no. 294/1999, for deferment in the first quarter of 1999). The subsidiary GalvaSud S.A. elected to defer the net losses arising from exchange rate changes in the year 2001. Generally accepted accounting practices in Brazil require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of September 30, 2002, the assets and the shareholders' equity are overstated by approximately R$210,831 thousand (R$253,548 thousand as of June 30, 2002), and the loss for the quarter and the nine-month period ended September 30, 2002, is overstated by approximately R$42,718 thousand and R$ 380,732, respectively (net income for the quarter and the nine month period ended September 30, 2001 is overstated by approximately R$ 821,563 and R$ 772,126 thousand), net of the related tax effects. 5. Based on our special review, except for the effects of the matter mentioned in paragraph (4), and for the effect, if any, of the lack of review of the financial statements of affiliates, subsidiaries and joint subsidiaries mentioned in paragraph (3) we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with accounting practices established by the Corporate Law in Brazil. Additionally, this quarterly report was prepared in accordance with standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of quarterly information. 6. As described in Note 21, the quarterly financial statements as of September 30, 2002, the affiliate CSN Energia SA has recorded, under current assets, accounts receivable in the amount of R$ 484,185 thousand, related to energy sales transactions carried out in the Wholesale Energy Market - "MAE". This amount is subject to alteration depending on the outcome of the current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect. The financial settlement of such amounts is scheduled to start on November 22, 2002. There exists, however, a risk in relation to the financial capacity of companies in the sector to meet their commitments. 7. The individual and consolidated balance sheets as of June 30, 2002, presented for comparative purposes, were reviewed by us and the report dated July 30, 2002, which included qualification with respect to the same matters mentioned in paragraph (4) above and the impacts, if any, of the lack of review of the financial statements of certain affiliate and joint subsidiary, in which the Company maintains investments representing 0.06% of the Parent Company's total assets and whose net equity respectively 5.50% and 4.53% of the loss for the quarter and the nine-month period then ended that date. The statement of income of the Parent Company for the quarter and the nine-month period ended September 30, 2001 presented for comparative purposes, were reviewed by other independent public accountants. The report dated November 1, 2001, included qualification with respect to the same matters mentioned in paragraph (4) above and the impacts, if any, of the lack of review of the financial statements of certain affiliates, subsidiaries and joint subsidiaries as of that date, which represented 0.9% of the total assets of the Parent Company whose negative net equity respectively 3.4% and 13.3% of the results of the corporate investments for the quarter and nine-month ended that date. The report also indicated that other public accountants had reviewed the financial statements of affiliates, subsidiaries and joint subsidiaries, in which the Company maintained investments representing 1.8% of its total assets and whose equity result represented, respectively 0.2% and 8.2% of the results of the corporate investments for the quarter and nine-month ended that date. 8. Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The supplementary information related to the statement of value added, mentioned in Note 24, statement of EBTIDA, mentioned in Note 25, and statements of changes in financial positions and cash flow statements included in Attachment 16.01 to the quarterly information are presented to enable additional analyses and are not required as part of the basic quarterly information. These statements were reviewed by us in accordance with the review procedures mentioned in paragraph (3) above and, based on our special review, they are fairly presented, in all material respects, in relation to the quarterly information taken as a whole. Rio de Janeiro, November 13 , 2002. DELOITTE TOUCHE TOHMATSU Amauri Froment Fernandes Auditores Independentes Accountant CRC n(0).2 SP 011609 S/RJ CRC n(0).1-RJ-39.012-1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20th, 2002

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Antonio Mary Ulrich
Antonio Mary Ulrich Executive Officer for Investor Relations